UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

YM Biosciences Inc.

File No. 001-32186 - CF# 24819

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YM Biosciences Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on September 25, 2009, as amended on March 4, 2010.

Based on representations YM Biosciences Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.11	through March 3, 2020
Exhibit 4.28	through March 3, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel